FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC ANNOUNCES TENDER OFFERS
FOR NINE SERIES OF NOTES

HSBC Holdings plc (the "Company," "we" or "us") has announced the anticipated launch of nine separate offers to purchase for cash any and all of the outstanding series of notes listed in the table below. The launch of the Offers (as defined below) is expected to be at or around 10:00 a.m. (New York City time) on August 11, 2020 (the "Launch Date"). The Offer Documents will be available from 10:00 a.m. (New York City time) on the Launch Date at the following link: https://www.gbsc-usa.com/hsbc/.

We refer to the outstanding notes listed in the table below collectively as the "Notes" and separately as a "series" of Notes. We refer to each offer to purchase a series of Notes as an "Offer", and collectively as the "Offers". The Offers are made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 11, 2020 relating to the Notes (the "Offer to Purchase") and the related notice of guaranteed delivery (the "Notice of Guaranteed Delivery," and together with the Offer to Purchase, the "Offer Documents").  As of the date of the Offer to Purchase, the aggregate outstanding principal amount of Notes subject to the Offers is $13,346,561,000.

Acceptance Priority Level(1)	Title of Notes(2)	CUSIP	Maturity Date	Principal Amount Outstanding	Reference Security	Fixed Spread	Fixed Price(3)
1	2.650% Senior Unsecured Notes due January 2022	404280BF5	Jan. 5, 2022	$2,500,000,000	UST 1.625% due December 31, 2021 (US912828YZ72)	+20 basis points ("bps")	N/A
2	4.875% Senior Unsecured Notes due January 2022	404280AL3	Jan. 14, 2022	$900,000,000	UST 1.625% due December 31, 2021 (US912828YZ72)	+20 bps	N/A
3	4.000% Senior Unsecured Notes due March 2022	404280AN9	March 30, 2022	$2,000,000,000	UST 0.375% due March 31, 2022 (US912828ZG82)	+20 bps	N/A
4	Floating Rate Senior Unsecured Notes due January 2022	404280BG3	Jan. 5, 2022	$1,250,000,000	N/A	N/A	$1,018.88
5	2.950% Senior Unsecured Notes due May 2021	404280AY5	May 25, 2021	$2,500,000,000	UST 2.625% due May 15, 2021 (US9128284P22)	+10 bps	N/A
6	Floating Rate Senior Unsecured Notes due March 2021	404280AX7	March 8, 2021	$1,000,000,000	N/A	N/A	$1,012.28
7	Floating Rate Senior Unsecured Notes due May 2021	404280AZ2	May 25, 2021	$1,000,000,000	N/A	N/A	$1,012.44
8	3.400% Senior Unsecured Notes due March 2021	404280AV1	March 8, 2021	$1,164,307,000	UST 1.125% due February 28, 2021 (US912828P873)	+10 bps	N/A
9	5.100% Senior Unsecured Notes due April 2021	404280AK5	April 5, 2021	$1,032,254,000	UST 1.250% due March 31, 2021 (US912828Q376)	+10 bps	N/A

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(1) We will accept Notes in the order of their respective Acceptance Priority Level specified in the table above, subject to the satisfaction of the Financing Condition (as defined within the Offer to Purchase).  It is possible that the Financing Condition might not be met with respect to any series of Notes with any Acceptance Priority Level, and such series of Notes will not be accepted for purchase, even if one or more series of Notes with a lower Acceptance Priority Level is accepted for purchase.

(2) The 3.400% Senior Unsecured Notes due March 2021, the 5.100% Senior Unsecured Notes due April 2021, the 2.950% Senior Unsecured Notes due May 2021, the 4.875% Senior Unsecured Notes due January 2022, the 2.650% Senior Unsecured Notes due January 2022 and the 4.000% Senior Unsecured Notes due March 2022 are collectively referred to as the "Fixed Rate Notes." The Floating Rate Senior Unsecured Notes due March 2021, the Floating Rate Senior Unsecured Notes due May 2021 and the Floating Rate Senior Unsecured Notes due January 2022 are collectively refered to as the "Floating Rate Notes."

(3) Per $1,000 principal amount.

The purpose of the Offers is to improve HSBC's liabilities structure, as the Notes cease to qualify as eligible liabilities items under CRR once they have a residual maturity of less than 12 months. "CRR" refers to regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No 648/2012, as amended, supplemented or replaced from time to time, and (where relevant) any applicable successor EU or UK legislation.

Each Offer will expire at 5:00 p.m. (New York City time) on August 18, 2020, unless extended or earlier terminated by the Company in its sole discretion (such date and time with respect to an Offer, as the same may be extended, the "Expiration Time"). Notes tendered for purchase may be validly withdrawn at any time at or prior to 5:00 p.m. (New York City time) on August 18, 2020 (such date and time with respect to an Offer, as the same may be extended, the "Withdrawal Date"), but not thereafter, unless extended or earlier terminated with respect to an Offer by the Company in its sole discretion.  We expect the Settlement Date to occur on the third business day after the Expiration Time, or August 21, 2020, unless extended or earlier terminated in resect of an Offer by the Company in its sole discretion (such date with respect to an Offer, as the same may be extended, the "Settlement Date").

Each Offer is independent of the other Offers, and we may terminate, modify or waive the conditions of any Offer without terminating, modifying or waiving the conditions of any other Offer.

Upon the terms and subject to the conditions set forth in the Offer Documents, holders who (i) validly tender Notes at or prior to the Expiration Time or (ii) validly tender Notes at or prior to the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures (each as defined in the Offer to Purchase), and whose Notes are accepted for purchase by us, will receive consideration for each $1,000 principal amount of each series of Notes, which will be payable in cash on the Settlement Date as described below (the "Consideration").

The Consideration applicable to each series of Floating Rate Notes validly tendered and accepted by us pursuant to the Offers will be the Fixed Price specified in the table above for such series of Notes.

The Consideration applicable to each series of Fixed Rate Notes validly tendered and accepted by us pursuant to the Offers will be calculated at or around 11:00 a.m. (New York City Time) on August 18, 2020 (such date and time with respect to an Offer, as the same may be extended by the Company in its sole discretion, the "Price Determination Date"), in accordance with the formula set forth in the Offer to Purchase and with standard market practice, using the applicable "Offer Yield," which will be equal to the sum of:

a)   the applicable "Reference Yield," as determined by the Dealer Manager, that corresponds to the bid-side yield of the Reference Security specified in the table above for such series of Fixed Rate Notes appearing on the Price Determination Date, such yield being directly quoted on the Bloomberg Reference Page (as defined below) and being rounded to the nearest 0.001 per cent. (with 0.0005 per cent. being rounded up), plus

b)   the Fixed Spread specified in the table above for such series of Notes.
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Accordingly, the Consideration payable by us for each $1,000 principal amount of each series of Fixed Rate Notes accepted by us will equal:

(i)   the present value on the Settlement Date of $1,000 principal amount of such Fixed Rate Notes due on the maturity date of such Fixed Rate Notes and all scheduled interest payments on such $1,000 principal amount of such Fixed Rate Notes to be made from (but excluding) the Settlement Date up to and including such maturity date, discounted to the Settlement Date at a discount rate equal to the applicable Offer Yield, minus

(ii)   the Accrued Interest per $1,000 principal amount of such Fixed Rate Notes;

such total amount being rounded to the nearest cent per $1,000 principal amount of such Notes, and the above calculation being made in accordance with standard market practice as described by the formula set forth in the Offer to Purchase.

The "Bloomberg Reference Page" means the page on Bloomberg from which the Dealer Manager will observe the bid-side yield of the Reference Security for each series of Fixed Rate Notes, which is expected to be PX3 or PX4, as applicable (or any other recognized quotation source selected by us in consultation with the Dealer Manager if such quotation source is not available or manifestly erroneous).

As soon as reasonably practicable after the Price Determination Date, the Company will issue a press release specifying the Consideration for each series of Fixed Rate Notes validly tendered and accepted.

In addition to the Consideration, holders whose Notes of a given series are accepted for purchase will also be paid a cash amount equal to accrued and unpaid interest on such Notes from, and including, the last interest payment date for such Notes to, but not including, the Settlement Date, rounded to the nearest cent (such amount in respect of a series of Notes, "Accrued Interest").  Accrued Interest will be payable on the Settlement Date.  For the avoidance of doubt, interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers.  Under no circumstances will any interest be payable to holders because of any delay on the part of Global Bondholder Services Corporation, as depositary, The Depository Trust Company ("DTC") or any other party in the transmission of funds to holders.

On the date of the Offer to Purchase, the Company launched a proposed new issuance (the "Proposed Issuance") of senior unsecured debt securities in one or more series (the "New Notes") which are not subject to the Offers.  It is expected that the Offers will be financed with the net cash proceeds from the issuance of such New Notes, along with cash on hand, if necessary. No assurance can be given that the Proposed Issuance will be completed.

The Offers are subject to the terms and conditions described in the Offer Documents. In particular, the Company's obligation to complete an Offer with respect to a particular series of Notes is conditioned on satisfaction of the "Financing Condition", meaning (1) the Proposed Issuance has been successfully completed on terms and conditions satisfactory to the Company in its sole discretion and (2) the aggregate principal amount of the Proposed Issuance, as set forth in an announcement at or around 10:00 a.m. (New York City Time) on August 12, 2020 (the "Total Available Amount"), is sufficient to fund the sum of (a) the Consideration (excluding Accrued Interest) for all validly tendered and not validly withdrawn Notes of such series plus (b) the aggregate Consideration (excluding Accrued Interest) for all validly tendered and not validly withdrawn Notes of each series having a higher "Acceptance Priority Level" (as specified in the above table, with 1 being the highest Acceptance Priority Level and 9 being the lowest Acceptance Priority Level), other than Excluded Notes (as defined below).

Notwithstanding any other provision in the Offer to Purchase to the contrary, if the Financing Condition is not satisfied for a particular series of Notes, at any time at or prior to the Expiration Time, then (1) we will not be obligated to accept for purchase such series of Notes and will terminate the Offer with respect to such series of Notes (such series of Notes, "Excluded Notes"), and (2) if there is any series of Notes having a lower Acceptance Priority Level for which the Financing Condition is satisfied, meaning the Total Available Amount is equal to or greater than the sum of:

a)   the Consideration necessary to purchase all validly tendered and not validly withdrawn Notes of such series (excluding Accrued Interest), plus

b)   the aggregate Consideration necessary to purchase all validly tendered and not validly withdrawn Notes of all series having a higher Acceptance Priority Level than such series of Notes, other than the Excluded Notes (in each case, excluding Accrued Interest), then all Notes of such series having a lower Acceptance Priority Level will be accepted for purchase, and the Financing Condition will be applied at each subsequent Acceptance Priority Level until there is no series of Notes with a lower Acceptance Priority Level to be considered for purchase for which the Financing Condition is met.

It is possible that any series of Notes with any Acceptance Priority Level will fail to meet the Financing Condition and therefore will not be accepted for purchase even if one or more series with a lower Acceptance Priority Level is accepted for purchase.  If any series of Notes is accepted for purchase under the Offers, all Notes of that series that are validly tendered and not validly withdrawn will be accepted for purchase. As a result, no series of Notes accepted for purchase will be prorated.

The Company reserves the right to amend or waive any of the conditions of the Offers, in whole or in part, at any time or from time to time, in our sole discretion, subject to applicable law. If any of the conditions are not satisfied at the Expiration Time with respect to an Offer, we may, in our sole discretion and without giving any notice, subject to applicable law, (a) terminate such Offer, (b) extend such Offer, on the same or amended terms, and thereby delay acceptance of any validly tendered Notes, or (c) continue to accept tenders.

We will, in connection with the allocation of the New Notes in the Proposed Issuance, consider among other factors whether or not the relevant investor seeking an allocation of the New Notes has, prior to such allocation, validly tendered or given a firm intention to us or the Dealer Manager that they intend to tender their Notes pursuant to the Offers and, if so, the aggregate principal amount of Notes tendered or intended to be tendered by such investor.

Therefore, a holder who wishes to subscribe for New Notes in addition to tendering its Notes for purchase pursuant to the Offers may be eligible to receive, at the sole and absolute discretion of the Company, priority in the allocation of the New Notes, subject to the issue of the New Notes and such holder also making a separate application for the purchase of such New Notes to the managing bookrunner of the issue of the New Notes in accordance with the standard new issue procedures of such bookrunner.  However, we are not obliged to allocate the New Notes to a holder who has validly tendered or indicated a firm intention to tender Notes pursuant to the Offers and, if New Notes are allocated, the principal amount thereof may be less or more than the principal amount of Notes tendered by such holder and accepted by us pursuant to the Offers.

All Notes accepted in the Offers will be cancelled and retired, and will no longer remain outstanding obligations of the Company.  Holders of Notes are advised to read carefully the Offer to Purchase for full details of and information on the procedures for participating in the Offers.

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The Company has retained HSBC Bank plc as Dealer Manager for the Offers (the "Dealer Manager"). Questions and requests for assistance related to the Offers may be directed to the Dealer Manager at UK: +44 (0)20 7992 6237, US: +1 (212) 525-5552 (Collect)  or +1 (888) HSBC-4LM (Toll Free), or by email at liability.management@hsbcib.com.

Global Bondholder Services Corporation will act as the information agent (the "Information Agent"). Questions or requests for assistance related to the Offers or for additional copies of the Offer Documents may be directed to the Information Agent at (866) 470-4300 (toll free) or (212) 430-3774 (banks and brokers). You may also contact your broker, dealer, custodian bank, trust company or other nominee for assistance concerning the Offers.

If the Company terminates an Offer, all Notes tendered pursuant to such Offer will be returned promptly to the tendering holders thereof. Holders of Notes are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction to participate in, an Offer before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

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This announcement is for informational purposes only and does not constitute an offer to purchase or sell, or a solicitation of an offer to purchase or sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

United Kingdom. This communication and any other documents or materials relating to the Offers are not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000.  Accordingly, this communication and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order")), (ii) to those persons who are within Article 43(2) of the Financial Promotion Order, including existing members and creditors of HSBC Holdings, (iii) to those persons who are outside the United Kingdom, or (iv) to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as "Relevant Persons") and the transactions contemplated by the Offer to Purchase will be available only to, and engaged in only with, Relevant Persons.  Any person who is not a Relevant Person should not act on or rely on this communication or any of its contents.

Belgium.  Neither this communication nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority ("Autorité des services et marches financiers / Autoriteit financiële diensten en markten") and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids (the "Belgian Takeover Law") as amended or replaced from time to time.  Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither this communication nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to "qualified investors" in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account or (ii) in any circumstances set out in Article 6, §4 of the Belgian Takeover Law.  This communication has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers.  Accordingly, the information contained in this communication may not be used for any other purpose or disclosed to any other person in Belgium.

Italy. None of the Offers, this communication or any other document or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations.  The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.  Holders or beneficial owners of the Notes that are located in Italy can tender the Notes for purchase in the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

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Hong Kong. This communication and any other documents or materials relating to the Offers and/or the debt securities is not being made in Hong Kong, by means of any document, other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the "CWUMPO"), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the "SFO") and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the CWUMPO.

No invitation, advertisement or document relating to the Offers and/or the Notes has been or will be issued, or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Offers and/or the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made thereunder.

Canada. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement.  Where the Dealer Manager or any affiliate thereof is a registered dealer or able to rely on an exemption from the requirement to be registered in such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager, or such affiliate, on behalf of the relevant company in that jurisdiction.

France. None of the Offers are being made, directly or indirectly, to the public in the Republic of France ("France"). This communication and any other document or material relating to the Offers has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offer. This communication has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

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Cautionary Statement Regarding Forward-Looking Statements

In this communication the Company has made forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as "believes," "expects," "estimate," "may," "intends," "plan," "will," "should," "potential," "reasonably possible" or "anticipates" or the negative thereof or similar expressions, or by discussions of strategy. We have based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under "Risk Factors" in our Offer to Purchase. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Investor enquiries to:

Greg Case                            +44 (0) 20 7992 3825                         investorrelations@hsbc.com

Media enquiries to:

Ankit Patel                             +44 (0) 20 7991 9813                         ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,923bn at 30 June 2020, HSBC is one of the world's largest banking and financial services organisations.
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 11 August 2020